FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk



Our Ref.: S/7911/94 LTO/kk

24 APR 2003

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
APR 25 2003
WASH., D.C. 207 SECTION
SUPPL

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith the following documents pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company"):-

(1) a copy of announcement dated 17th April, 2003;
(2) a printed copy of 2002 Annual Report;
(3) a printed copy of circular dated 17th April, 2003; and
(4) a proxy form for annual general meeting.

The above documents have been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED



LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

File No.82-4177

South China Morning Post
22/4/2003



華潤創業有限公司

China Resources Enterprise, Limited

(incorporated in Hong Kong with limited liability)

**PROPOSED GROUP REORGANISATION,
PROPOSED LISTING OF CHINA RESOURCES CEMENT HOLDINGS LIMITED
BY WAY OF INTRODUCTION
AND
CONNECTED TRANSACTIONS**

DELAY IN DESPATCH OF CIRCULAR

SUMMARY

Reference is made to the announcement made by China Resources Enterprise, Limited on 26th March, 2003.

China Resources Enterprise wishes to announce that the despatch of a circular in relation to the proposed group reorganisation and the acquisition will be delayed. It is expected that the circular will be despatched to the China Resources Enterprise shareholders together with a prospectus in relation to the proposed listing of China Resources Cement Holdings Limited.

The group reorganisation and the acquisition may or may not proceed. Shareholders and potential investors of China Resources Enterprise should exercise caution when dealing in shares in China Resources Enterprise.

Reference is made to the announcement made by China Resources Enterprise, Limited on 26th March, 2003 (the "announcement"). Terms used in this announcement shall have the same meanings in the announcement unless the context otherwise requires.

On 26th March, 2003, China Resources Cement Holdings Limited entered into a conditional agreement with China Resources (Holdings) Company Limited for the acquisition of its effective interests in Flavour Glory Limited, Clear Bright Investments Limited, Full Sincere Limited and Goodsales Investments Limited and the principal amounts of the related shareholders' loans. The acquisition constitutes a connected transaction for China Resources Enterprise. A circular is therefore required to be despatched to the shareholders of China Resources Enterprise within 21 days from the date of the announcement, being not later than 17th April, 2003, under Rule 14.29(2) of the Listing Rules. As mentioned in the announcement, a circular containing, among other things, information on the group reorganisation, the acquisition and a notice to shareholders convening an extraordinary general meeting of China Resources Enterprise to approve, among other things, the acquisition is expected to be despatched to the shareholders of China Resources Enterprise together with a prospectus in relation to the proposed listing of China Resources Cement.

The conditions of the acquisition are the registration with the Companies Registrar of Hong Kong of the prospectus of China Resources Cement and approval by independent shareholders of China Resources Enterprise at an extraordinary general meeting to be convened. As both the listing of China Resources Cement and the acquisition form part of the proposed group reorganization and most of the information contained in both the circular and the prospectus of China Resources Cement would be materially the same, the directors of China Resources Enterprise consider that the despatch of the circular together with the prospectus of China Resources Cement would allow its shareholders to make a fully informed decision at the extraordinary general meeting of China Resources Enterprise. It is expected that the date of despatch of the circular together with the prospectus will be fixed only after the conclusion of the hearing conducted by the Listing Committee of The Stock Exchange of Hong Kong Limited in relation to the listing application of China Resources Cement. A waiver application has been made to the Stock Exchange for an extension of time limit for the despatch of the circular to a date on or before 30th June, 2003.

The shareholders of China Resources Enterprise will be informed through press announcement as to the expected timetable of the proposal. In the meantime, China Resources Enterprise shareholders and investors should consult professional advisers and exercise caution in dealing in the China Resources Enterprise shares.

The proposal may or may not proceed. Shareholders and potential investors of China Resources Enterprise should exercise caution when dealing in shares in China Resources Enterprise.

By order of the board
China Resources Enterprise, Limited
Ning Gaoning
Chairman

Hong Kong, 17th April, 2003

Hong Kong Economic Times
22/4/2003



華潤創業有限公司
China Resources Enterprise, Limited
(於香港註冊成立的有限公司)

集團重組建議、
華潤水泥控股有限公司透過介紹方式
上市的建議
以及
關連交易
延遲寄發通函

概要

茲提述華潤創業有限公司於二零零三年三月二十六日發表的公佈。

華潤創業謹此宣佈，有關集團重組建議以及收購事項的通函將會延遲寄發。預期該通函連同華潤水泥控股有限公司上市建議有關的招股説明書將會一併寄發予華潤創業股東。

集團重組及收購事項會否進行仍屬未知之數。華潤創業股東及有意投資者於買賣華潤創業股份時務須小心審慎。

茲提述華潤創業有限公司於二零零三年三月二十六日發表的公佈(「該公佈」)。除文義另有指定者外，本公佈所用詞彙與該公佈所用者具有相同涵義。

華潤水泥控股有限公司與華潤(集團)有限公司於二零零三年三月二十六日訂立一項有條件協議，藉以收購華潤集團於恩耀有限公司、晴朗投資有限公司、豐誠有限公司及佳績投資有限公司的實際全部權益以及有關股東貸款的本金額。由於收購事項乃構成華潤創業一項關連交易，根據上市規則第14.29(2)條規定，華潤創業須於該公佈刊發日期後二十一日內(即不遲於二零零三年四月十七日)向其股東寄發通函。誠如該公佈所述，預期華潤創業將向其股東寄發一份通函，當中載有集團重組及收購事項的資料，以及華潤創業召開特別股東大會審批(其中包括)收購事項的股東通告連同華潤水泥上市建議有關的招股説明書。

收購事項的條件為須待於香港公司註冊處登記華潤水泥的招股説明書以及華潤創業獨立股東於即將召開的特別股東大會上批准後，方可作實。由於華潤水泥上市、收購事項為組成集團重組建議的一部分，以及該通函和華潤水泥的招股説明書所載大部分資料大致相同，故華潤創業董事認為該通函連同華潤水泥的招股説明書一併寄發，可讓其股東得以在華潤創業的特別股東大會上作出完全知情的決定。預期該通函連同招股説明書的寄發日期，須於香港聯合交易所有限公司上市委員會就有關華潤水泥申請上市而進行之聆訊結束後，方可釐定。華潤創業已向聯交所申請豁免將寄發該通函的時限延遲至二零零三年六月三十日或之前。

華潤創業將透過報章公佈通知股東有關該建議的預期時間表。在此段期間內，華潤創業股東及投資者於買賣華潤創業股份時務須諮詢專業顧問意見並審慎行事。

該建議會否進行仍屬未知之數。華潤創業股東及有意投資者於買賣華潤創業股份時務須小心審慎。

承董事局命
華潤創業有限公司
主席
寧高寧

香港，二零零三年四月十七日

IMPORTANT



華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong under the Companies Ordinance)

Directors:

Executive Directors:
NING Gaoning *(Chairman)*
SONG Lin *(Deputy Chairman and Managing Director)*
CHEN Shulin *(Deputy Managing Director)*
QIAO Shibo *(Deputy Managing Director)*
YAN Biao *(Deputy Managing Director)*
KEUNG Chi Wang, Ralph *(Deputy Managing Director)*
LAU Pak Shing
WANG Qun
ZHONG Yi
KWONG Man Him

Non-executive Directors:
JIANG Wei
XIE Shengxi

Independent Non-executive Directors:
CHAN Po Fun, Peter
HOUANG Tai Ninh
LOO Wun Loong, John
LI Ka Cheung, Eric

Company Secretary:
LEE Yip Wah, Peter

Registered Office:
39th Floor,
China Resources Building,
26 Harbour Road,
Wanchai,
Hong Kong

Hong Kong, 17th April, 2003

To the shareholders,

Dear Sir or Madam,

PROPOSAL FOR GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 7th June, 2002, a general mandate was given to the directors of the Company ("Directors") to exercise the powers of the Company to repurchase shares of HK$1.00 each of the Company ("Shares"). Such mandate will lapse at the conclusion of the forthcoming annual general meeting to be held on 5th June, 2003 ("Annual General Meeting"). It is therefore proposed to seek your approval of an ordinary resolution to be proposed at the Annual General Meeting to give a fresh general mandate to the Directors to exercise the powers of the Company to repurchase Shares.

This is the explanatory statement, as required by the relevant rules set out in the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") to regulate the repurchase by companies with primary listings on the Stock Exchange of their own securities on the Stock Exchange ("Share Repurchase Rules"), to provide requisite information to you when considering the proposed authorisation to authorise the Directors to exercise the powers of the Company to repurchase Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing the ordinary resolution ("Ordinary Resolution") referred to in item no. 5 of the notice of the Annual General Meeting of the Company dated 3rd April, 2003 ("Repurchase Proposal").

This document also constitutes the memorandum as required under Section 49BA(3) of the Companies Ordinance.

1. SHARE CAPITAL

As at 14th April, 2003 (the latest practicable date prior to the printing of this document) (the "Latest Practicable Date"), the issued share capital of the Company comprised 2,080,405,215 Shares.

Subject to the passing of the Ordinary Resolution and on the basis that no further Shares will be issued or repurchased prior to the Extraordinary General Meeting, the Company would be allowed under the Repurchase Proposal to repurchase a maximum of 208,040,521 Shares representing not more than 10% of the issued share capital of the Company as at the Latest Practicable Date.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance of Hong Kong. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such an extent allowable under the Companies Ordinance.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st December, 2002 in the event that the power to repurchase Shares pursuant to the Repurchase Proposal was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
April 2002	7.60	7.10
May 2002	9.50	7.55
June 2002	10.00	8.65
July 2002	9.45	7.70
August 2002	8.90	7.65
September 2002	8.80	7.20
October 2002	8.25	6.85
November 2002	8.10	7.10
December 2002	7.55	6.90
January 2003	7.60	6.85
February 2003	7.30	6.85
March 2003	7.15	6.05

5. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Ordinary Resolution and in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if such is approved by the shareholders of the Company.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders of the Company.

6. CODE ON TAKEOVERS AND MERGERS

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Code on Takeovers and Mergers ("Takeover Code"). As a result, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code.

As at the Latest Practicable Date, the following shareholders were interested in 5% or more of the issued share capital of the Company as disclosed to the Company:

Name	No. of shares held	% of Shareholding
China Resources (Holdings) Company Limited ("CRH")	1,153,776,475	55.46%
China Resources National Corp. ("CRNC") *(Note)*	1,153,776,475	55.46%

Note: CRNC is the holding company of CRH. Therefore, CRNC is taken to be interested in 1,153,776,475 Shares.

In the event that the Directors exercise in full the power to repurchase Shares under the Repurchase Proposal, then (if the present shareholdings remains the same) the attributable interests of CRNC and CRH in the Company would be increased to approximately 61.62% of the issued share capital of the Company respectively.

The Directors are not aware of any consequences which may arise under the Takeover Code as a result of any repurchases made under the Repurchase Proposal. In the event that the Repurchase Proposal is exercise in full, the number of Shares held by the public would not fall below 25%.

7. SHARES REPURCHASE MADE BY THE COMPANY

The Company had not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

Yours faithfully,
NING Gaoning
Chairman

重要文件



華潤創業有限公司
China Resources Enterprise, Limited

（依據公司條例在香港註冊成立）

董事：
執行董事：
寧高寧（主席）
宋　林（副主席兼董事總經理）
陳樹林（副董事總經理）
喬世波（副董事總經理）
閻　飈（副董事總經理）
姜智宏（副董事總經理）
劉百成
王　群
鍾　義
鄺文謙

非執行董事：
蔣偉
謝勝喜

獨立非執行董事：
陳普芬
黃大寧
盧雲龍
李家祥

公司秘書：
李業華

註冊辦事處：
香港
灣仔
港灣道26號
華潤大廈
39樓

敬啟者：

一般授權購回股份之建議

本公司於二零零二年六月七日舉行之股東週年大會上授予本公司董事會（「董事會」）購回本公司每股面值1.00港元股份（「股份」）之一般授權，即將於二零零三年六月五日舉行之股東週年大會（「股東週年大會」）結束時失效。因此，於股東週年大會上將建議一項普通決議案，尋求 閣下批准重新給予董事會一般授權購回股份。

本文為說明函件，乃遵照香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）之有關規則而發出，該規則用於監管在聯交所具有第一上市地位之公司在聯交所購回其本身證券（「購回股份規則」），並向　閣下提供所須資料，以考慮授權予董事會行使本公司之權力購回股份之建議，惟不得超過載於二零零三年四月三日股東週年大會通告內第五項普通決議案（「該普通決議案」）通過當日本公司已發行股本百分之十（「購回建議」）。

本文件亦構成公司條例第49BA(3)條所規定之備忘錄 。

1. 股本

於二零零三年四月十四日（本文件付印前之最後實際可行日期）（「最後實際可行日期」），本公司之已發行股本為2,080,405,215股股份。

倘該普通決議案獲通過，而在股東週年大會舉行前並無再發行或購回股份，本公司根據購回建議將獲准購回最多208,040,521股股份，佔本公司於最後實際可行日期之已發行股本不超逾10%。

2. 購回之理由

董事會相信，購回建議乃符合本公司及其股東之最佳利益。視乎當時市場情況及資金安排而定，該項購回可提高本公司每股股份之資產淨值及／或盈利，並僅於董事會認為該項購回將有利於本公司及其股東時方會進行。

3. 用以購回之資金

本公司在購回股份時，僅可運用根據本公司之公司組織章程大綱及細則與香港公司法例可供合法作此用途之資金。公司法例規定，於購回股份時而償還之股本必須在公司法例准許下由本公司可供分派之溢利及／或用於購回股份而發行新股之款額支付。

倘在建議之購回期間內任何時間須全面根據購回建議行使權力購回股份，則可能會對本公司之營運資金或資本負債比率有不利影響（相對截至二零零二年十二月三十一日止年度年報內所載經審核賬目所披露之情況而言），然而，董事會不擬根據購回建議行使權力購回股份以致董事會認為本公司宜不時具備之營運資金或資本負債比率因此而受到重大不利影響。



華潤創業有限公司
China Resources Enterprise, Limited

（根據公司條例在香港註冊成立）

出席華潤創業有限公司（以下簡稱「本公司」）於二零零三年六月五日星期四下午三時正舉行之股東週年大會及其任何續會適用之代表委任表格

本人／吾等（附註一）＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

為本公司股本中每股面值1.00港元股份共＿＿＿＿＿＿＿＿股（附註二）之登記持有人，茲委任大會主席或（附註三）＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

或如其未能出席，則委任＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

為本人／吾等之代表人，代表出席本公司於二零零三年六月五日星期四下午三時正假座香港灣仔港灣道26號華潤大廈50樓舉行之股東週年大會及其任何續會，並代表本人／吾等按如下所示投票。（附註四）

		贊成（附註四）	反對（附註四）
一、	省覽及考慮截至二零零二年十二月三十一日止年度經審核之財務報告與董事局及核數師報告。		
二、	宣佈派發末期股息。		
三、	重選寧高寧先生為董事。		
	重選陳樹林先生為董事。		
	重選姜智宏先生為董事。		
	重選黃大寧先生為董事。		
	重選李家祥先生為董事。		
	釐定董事酬金。		
四、	續聘核數師並授權董事局釐定其酬金。		
五、	列於股東週年大會通告內第五項之普通決議案（給予董事局購回本公司股份之一般授權）。		
六、	列於股東週年大會通告內第六項之普通決議案（給予董事局發行本公司股份之一般授權）。		
七、	列於股東週年大會通告內第七項之普通決議案（擴大董事局發行新股份之一般授權）。		

日期：＿＿＿＿＿＿＿＿＿＿　　股東簽署：＿＿＿＿＿＿＿＿＿＿（附註五）

附註：

一、 請用**正楷**填上姓名及地址。

二、 請填上以　閣下名義登記每股面值1.00港元之股份數目。如未有填上股數，則本代表委任表格得被視為與全部以　閣下名義登記之本公司股份有關。

三、 如擬委派大會主席以外之人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上　閣下所擬委派代表之姓名及地址。**本代表委任表格之每項更改，均須由簽署人簡簽示可。**

四、 **注意：　閣下如欲投票贊成一項決議案，請在有關決議案之「贊成」欄內填上「√」號。　閣下如欲投票反對一項決議案，請在有關決議案之「反對」欄內填上「√」號。**如無任何明確指示，則　閣下之代表可自行就有關決議案酌情投票。　閣下之代表亦有權酌情對召開大會通告以外，並於會上適當提出之任何決議案投票。

五、 本代表委任表格必須由　閣下或　閣下之正式書面授權人簽署。如股東為一有限公司，則代表委任表格須加蓋公司印鑑或經由公司負責人或正式授權人親筆簽署。

六、 倘屬聯名登記股份持有人，則任何一位該等人士均可親身或委派代表在任何大會上就該股份投票，猶如其為唯一有權投票者。惟倘超過一位有關之聯名持有人親身或委派代表出席任何會議，則僅股東名冊內有關聯名持有人排名首位之出席者方有權就該等股份投票。

七、 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之副本，最遲須於大會舉行時間四十八小時前送達香港灣仔港灣道二十六號華潤大廈39樓本公司註冊辦事處，方為有效。

八、 受委代表毋須為本公司之股東，但須親自出席大會以代表　閣下。

九、 閣下填妥及交回代表委任表格後仍可親自出席大會及於會上投票而不受限制。



華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong under the Companies Ordinance)

Proxy form for use at the Annual General Meeting of CHINA RESOURCES ENTERPRISE, LIMITED (the "Company") to be held at 3:00 p.m. on Thursday, the 5th day of June, 2003 and at any adjournment thereof.

I/We [(note1)] ____________________

of ____________________

being the registered holder(s) of __________ shares [(note 2)] of HK$1.00 each in the capital of the Company, hereby appoint the Chairman of the meeting or [(note 3)] ____________________

of ____________________

or failing him ____________________

of ____________________

to act as my/our proxy at the Annual General Meeting of the Company to be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, the 5th day of June, 2003 at 3:00 p.m. and at any adjournment thereof and to vote on my/our behalf on the undermentioned resolutions as indicated [(note 4)].

		FOR [(note 4)]	AGAINST [(note 4)]
1.	To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 2002.		
2.	To declare a final dividend.		
3.	To re-elect Mr. Ning Gaoning as Director.		
	To re-elect Mr. Chen Shulin as Director.		
	To re-elect Mr. Keung Chi Wang, Ralph as Director.		
	To re-elect Mr. Houang Tai Ninh as Director.		
	To re-elect Mr. Li Ka Cheung, Eric as Director.		
	To fix the remuneration of the Directors.		
4.	To re-appoint Auditors and authorise the Directors to fix their remuneration.		
5.	Ordinary Resolution in Item No. 5 of the Notice of Annual General Meeting. (To give a general mandate to the Directors to repurchase shares of the Company)		
6.	Ordinary Resolution in Item No. 6 of the Notice of Annual General Meeting. (To give a general mandate to the Directors to issue new shares of the Company)		
7.	Ordinary Resolution in Item No. 7 of the Notice of Annual General Meeting. (To extend the general mandate to be given to the Directors to issue shares)		

Dated this ____________________ Shareholder's signature: ____________________ [(note 5)]

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out "the Chairman of the meeting or" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK THE BOX MARKED "FOR" BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK THE BOX MARKED "AGAINST" BESIDE THE APPROPRIATE RESOLUTION.** Failure to complete any or all boxes will entitle your proxy to cast his votes on the relevant resolution at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5. This proxy form must be signed by you or your attorney duly authorised in writing or in the case of a corporation must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.
7. To be valid, this proxy form, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the Company's registered office at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or any adjournment thereof.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Completion and deposit of the proxy form will not preclude you from attending and voting at the meeting if you so wish.

4. 股份價格

在最後實際可行日期前十二個月，股份在聯交所買賣之每月最高及最低成交價如下：

	股份	
	最高價	最低價
	港元	港元
二零零二年四月	7.60	7.10
二零零二年五月	9.50	7.55
二零零二年六月	10.00	8.65
二零零二年七月	9.45	7.70
二零零二年八月	8.90	7.65
二零零二年九月	8.80	7.20
二零零二年十月	8.25	6.85
二零零二年十一月	8.10	7.10
二零零二年十二月	7.55	6.90
二零零三年一月	7.60	6.85
二零零三年二月	7.30	6.85
二零零三年三月	7.15	6.05

5. 承諾

董事會已向聯交所作出承諾，在行使本公司權力購回股份時，只要有關規則及法例適用，彼等將根據該普通決議案及按照上市規則及香港適用法例進行。

目前並無任何董事或(於作出一切合理查詢後據彼等所知)彼等之聯繫人士有意於本公司股東批准購回建議後出售任何股份予本公司或其附屬公司。

本公司並無接獲關連人士(按上市規則之定義)通知，表示彼等現擬在本公司股東批准購回建議後出售股份予本公司或其附屬公司，或已承諾不會向本公司或其附屬公司出售股份。

6. 收購及合併守則

倘按照購回建議行使權力購回股份時，股東在本公司之投票權所佔權益比例增加，則就收購及合併守則(「收購守則」)第32條而言，該項增加將作為一項收購處理。因此，一位股東或一致行動之多位股東會取得或鞏固其於本公司之控制權，並須遵照收購守則第26及32條提出強制性收購建議。

於最後實際可行日期，下列人士已向本公司透露擁有本公司已發行股本5%或以上：

名稱	所持股份數目	持股百分比
華潤(集團)有限公司(「華潤集團」)	1,153,776,475	55.46%
中國華潤總公司(「中國華潤」)(附註)	1,153,776,475	55.46%

附註： 中國華潤為華潤集團之控股公司，因此，中國華潤被視為擁有本公司1,153,776,475股股份之權益。

倘董事會根據購回股份建議全面行使權力購回股份，在現在持股情況保持不變下，中國華潤及華潤集團於本公司之應佔權益將分別增至本公司已發行股本約61.62%。

董事會並無獲悉任何根據購回建議進行之任何購回將會導致產生根據收購守則之任何後果。倘全面行使購回建議，則公眾人士持有之股份數目將不少於25%。

7. 本公司購回股份

在最後實際可行日期前六個月，本公司並無在聯交所或其他地方購回任何股份。

此致

列位股東　台照

主席
寧高寧
謹啟

香港，二零零三年四月十七日



華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong under the Companies Ordinance)

Proxy form for use at the Annual General Meeting of CHINA RESOURCES ENTERPRISE, LIMITED (the "Company") to be held at 3:00 p.m. on Thursday, the 5th day of June, 2003 and at any adjournment thereof.

I/We (note1) ____________________

of ____________________

being the registered holder(s) of __________ shares (note 2) of HK$1.00 each in the capital of the Company, hereby appoint the Chairman of the meeting or (note 3) ____________________

of ____________________

or failing him ____________________

of ____________________

to act as my/our proxy at the Annual General Meeting of the Company to be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, the 5th day of June, 2003 at 3:00 p.m. and at any adjournment thereof and to vote on my/our behalf on the undermentioned resolutions as indicated (note 4).

		FOR (note 4)	AGAINST (note 4)
1.	To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 2002.		
2.	To declare a final dividend.		
3.	To re-elect Mr. Ning Gaoning as Director.		
	To re-elect Mr. Chen Shulin as Director.		
	To re-elect Mr. Keung Chi Wang, Ralph as Director.		
	To re-elect Mr. Houang Tai Ninh as Director.		
	To re-elect Mr. Li Ka Cheung, Eric as Director.		
	To fix the remuneration of the Directors.		
4.	To re-appoint Auditors and authorise the Directors to fix their remuneration.		
5.	Ordinary Resolution in Item No. 5 of the Notice of Annual General Meeting. (To give a general mandate to the Directors to repurchase shares of the Company)		
6.	Ordinary Resolution in Item No. 6 of the Notice of Annual General Meeting. (To give a general mandate to the Directors to issue new shares of the Company)		
7.	Ordinary Resolution in Item No. 7 of the Notice of Annual General Meeting. (To extend the general mandate to be given to the Directors to issue shares)		

Dated this ____________________ Shareholder's signature: ____________________ (note 5)

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out "the Chairman of the meeting or" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK THE BOX MARKED "FOR" BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK THE BOX MARKED "AGAINST" BESIDE THE APPROPRIATE RESOLUTION.** Failure to complete any or all boxes will entitle your proxy to cast his votes on the relevant resolution at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5. This proxy form must be signed by you or your attorney duly authorised in writing or in the case of a corporation must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.
7. To be valid, this proxy form, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the Company's registered office at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or any adjournment thereof.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Completion and deposit of the proxy form will not preclude you from attending and voting at the meeting if you so wish.



華潤創業有限公司
China Resources Enterprise, Limited

（根據公司條例在香港註冊成立）

出席華潤創業有限公司（以下簡稱「本公司」）於二零零三年六月五日星期四下午三時正舉行之股東週年大會及其任何續會適用之代表委任表格

本人／吾等（附註一）＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

為本公司股本中每股面值1.00港元股份共＿＿＿＿＿＿＿＿＿＿股（附註二）之登記持有人，茲委任大會主席或（附註三）＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

或如其未能出席，則委任＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

為本人／吾等之代表人，代表出席本公司於二零零三年六月五日星期四下午三時正假座香港灣仔港灣道26號華潤大廈50樓舉行之股東週年大會及其任何續會，並代表本人／吾等按如下所示投票。（附註四）

		贊成（附註四）	反對（附註四）
一、	省覽及考慮截至二零零二年十二月三十一日止年度經審核之財務報告與董事局及核數師報告。		
二、	宣佈派發末期股息。		
三、	重選寧高寧先生為董事。		
	重選陳樹林先生為董事。		
	重選姜智宏先生為董事。		
	重選黃大寧先生為董事。		
	重選李家祥先生為董事。		
	釐定董事酬金。		
四、	續聘核數師並授權董事局釐定其酬金。		
五、	列於股東週年大會通告內第五項之普通決議案（給予董事局購回本公司股份之一般授權）。		
六、	列於股東週年大會通告內第六項之普通決議案（給予董事局發行本公司股份之一般授權）。		
七、	列於股東週年大會通告內第七項之普通決議案（擴大董事局發行新股份之一般授權）。		

日期：＿＿＿＿＿＿＿＿＿＿＿＿　　股東簽署：＿＿＿＿＿＿＿＿＿＿＿＿（附註五）

附註：

一、 請用**正楷**填上姓名及地址。

二、 請填上以　閣下名義登記每股面值1.00港元之股份數目。如未有填上股數，則本代表委任表格得被視為與全部以　閣下名義登記之本公司股份有關。

三、 如擬委派大會主席以外之人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上　閣下所擬委派代表之姓名及地址。**本代表委任表格之每項更改，均須由簽署人簡簽示可。**

四、 **注意：　閣下如欲投票贊成一項決議案，請在有關決議案之「贊成」欄內填上「√」號。　閣下如欲投票反對一項決議案，請在有關決議案之「反對」欄內填上「√」號。**如無任何明確指示，則　閣下之代表可自行就有關決議案酌情投票。　閣下之代表亦有權酌情對召開大會通告以外，並於會上適當提出之任何決議案投票。

五、 本代表委任表格必須由　閣下或　閣下之正式書面授權人簽署。如股東為一有限公司，則代表委任表格須加蓋公司印鑑或經由公司負責人或正式授權人親筆簽署。

六、 倘屬聯名登記股份持有人，則任何一位該等人士均可親身或委派代表在任何大會上就該股份投票，猶如其為唯一有權投票者。惟倘超過一位有關之聯名持有人親身或委派代表出席任何會議，則僅股東名冊內有關聯名持有人排名首位之出席者方有權就該等股份投票。

七、 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之副本，最遲須於大會舉行時間四十八小時前送達香港灣仔港灣道二十六號華潤大廈39樓本公司註冊辦事處，方為有效。

八、 受委代表毋須為本公司之股東，但須親自出席大會以代表　閣下。

九、 閣下填妥及交回代表委任表格後仍可親自出席大會及於會上投票而不受限制。